UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

26 April 2017

Commission File No. 001-32846

____________________________

 CRH public limited company

(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

26 April 2017
Press Release
Trading Update - April 2017

CRH plc, the international building materials group, has issued the following Trading Update for the period 1 January 2017 to 31 March 2017 in advance of its Annual General Meeting which takes place tomorrow at 11.00am in Dublin.

Highlights

●        A satisfactory start to 2017 with first quarter sales up 4% compared with a strong first quarter of 2016 which benefited from very mild weather conditions across all our major markets.

●        Group EBITDA for the seasonally less significant first half of the year is expected to be ahead of last year (H1 2016: €1.12 billion). Based on current momentum, further progress in the second half of the year is anticipated (H2 2016 EBITDA: €2.01 billion).

Trading Backdrop

Like-for-like* Group sales for the first quarter of 2017 increased by 3% compared with the same period last year. In the Americas, despite less favourable weather conditions and very challenging prior year comparatives, the economic and business environment remained positive and, excluding the favourable impact of the strong US Dollar exchange rate this year, like-for-like sales were in line with 2016. In Europe, like-for-like sales growth of 6% was supported by stabilising trends in certain key markets and by the timing of Easter holidays which occurred in the first quarter of 2016. Activity in the Philippines had a slow start to the year with like-for-like sales 12% behind Q1 2016 impacted by poor weather and competitive market conditions.

First Half Outlook

In the Americas, with the benefit of a positive demand environment, EBITDA is expected to be ahead of last year (H1 2016: €563 million) while we expect first half EBITDA in Europe to be broadly in line (H1 2016: €499 million). EBITDA for Asia is expected to be behind due to competitive pricing conditions in the Philippines (H1 2016: €58 million). Overall we expect total Group EBITDA for the seasonally less significant first half of the year to be ahead of last year (H1 2016: €1.12 billion).

Second Half Outlook

Looking ahead to the second half of the year, in Europe we expect some modest improvement across our main markets. In the United States, residential construction, which has still not returned to long-term average levels, is expected to advance; non-residential activity is also expected to improve; for US infrastructure, we anticipate that the funding stability provided by the FAST Act will lead to a more positive trend for volumes in H2; as a result, we expect EBITDA improvements in the Americas in the second half of the year. In Asia, our expectation is that challenging market conditions in the Philippines will continue in H2. Against this backdrop and based on current momentum, we continue to expect to make further progress on a Group EBITDA basis in H2 2017.

*Like-for-like movements exclude currency exchange effects and the impact of acquisitions and divestments

Europe Update

The broad-based recovery evident in a number of key markets in 2016 has continued into the first quarter of 2017. This contributed to solid demand, albeit with mixed weather and competitive pricing in some regions. Like-for-like sales growth of 6% for the first quarter was supported by stabilising trends in certain key markets, and the fact that, unlike 2016, the Easter holiday did not impact on the first quarter of this year.

In Europe Heavyside, despite mixed weather conditions, like-for-like sales were 8% ahead of 2016.

Q1 Markets in Brief
●        UK: Positive start to the year as volumes and prices of aggregates, readymixed concrete and asphalt were ahead of 2016, with cement volumes marginally behind
●        Switzerland: Lower volumes due to less favourable weather and competitive market conditions
●        Netherlands: Volumes impacted by poor weather but growth in the residential sector continues
●        Poland: Cement volumes and prices slightly ahead of 2016; downstream volumes behind
●        Finland: Increased cement volumes aided by favourable weather and large projects; competitive pricing
●        France: Growth in the residential sector resulted in volumes ahead of 2016
●        South East Europe: Marginally lower volumes in Romania impacted by adverse weather

Europe Lightside like-for-like sales for the first quarter were 5% ahead of 2016 as sales activity increased in the main Lightside markets in the UK, Germany, Netherlands and France.

Q1 Markets in Brief
●        Construction Accessories: Positive momentum in Germany and the UK
●        Shutters & Awnings: Like-for-like sales in line with 2016
●        Perimeter Protection: Increased demand for mobile fencing in France and Germany partly offset by weaker permanent fencing in the UK
●        Network Access Products: Increased sales primarily due to higher volumes to large projects in the UK

Europe Distribution sales were 2% ahead of Q1 2016.

Q1 Markets in Brief
●        Netherlands: Increased sales in General Merchants supported by continued growth in new residential demand
●        Belgium: Sales increases in the Sanitary, Heating and Plumbing (SHAP) business were partly offset by a slightly reduced performance in DIY
●        Switzerland: Lower activity in challenging markets impacted by slowdown in new residential activity
●        Germany: Positive market backdrop; DIY and SHAP sales ahead

Americas Update

Against the backdrop of improving construction activity in the United States and broadly stable activity in our main Canadian markets, but with very challenging prior year comparatives, overall  like-for-like sales for our Americas operations in the first quarter were in line with Q1 2016.

Although less favourable weather conditions for our Americas Materials operations resulted in lower volumes of aggregates and readymixed concrete, positive pricing trends in both products were experienced compared with the first quarter of 2016. Asphalt volumes and construction revenues were ahead reflecting continued momentum.

This markedly seasonal business typically sells less than 10% of annual asphalt volumes and less than 20% of aggregates and readymixed concrete volumes in the first quarter of the year. Like-for-like sales for the first quarter were 2% ahead of 2016.

Q1 Markets in Brief
●        US Infrastructure: Federal funding moderately increasing; State funding improving
●        US Non-Residential: Improving activity supporting positive volume and price trends
●        US Aggregates & Readymixed concrete: Like-for-like volumes down in the first quarter
●        US Asphalt: Volumes ahead in the first quarter
●        Cement: Volumes in Canada in line with Q1 2016

Americas Products experienced a backdrop of good demand but against an unseasonably warm 2016 which saw strong volumes in Q1, overall like-for-like sales were in line with Q1 2016. While Architectural Products shipments were behind 2016, like-for-like sales at our Precast business were ahead of the prior year. Our BuildingEnvelope® business was also ahead with improved sales from CRL reflecting volume growth due to stronger construction markets partly offset by lower project activity at the Engineered Products business.

Q1 Markets in Brief
●        Non-Residential: Continued year-on-year growth with positive trends in most segments
●        Residential: Continued growth in new residential construction activity; homecenter and RMI segments up

Americas Distribution sales decreased by 2% in the first quarter of the year as a result of more normal winter weather patterns compared with Q1 2016.

Q1 Markets in Brief
●        Non-Residential: Continued improvement in new construction; increase in wallboard prices
●        Residential: Positive trends continue in RMI and single-family new construction

Asia Update

With a slow start to the year in our key regions in the Philippines, cement volumes declined in the first quarter impacted by unfavourable weather conditions. Like-for-like sales were 12% behind a challenging prior year comparative; markets remained highly competitive, with a negative impact on selling prices.

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CRH will report its Interim Results for the six months ending 30 June 2017 on 24 August 2017.

Disclaimer

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company"), and its subsidiaries (collectively, "CRH" or the "Group") is providing the following cautionary statement.

This document contains certain forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "expects", "is expected to", "estimates", "believes", "intends" or similar expressions.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, as detailed in the section entitled "Risk Factors" in our 2016 Annual Report and on Form 20-F as filed with the US Securities and Exchange Commission.

You should not place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation to update these forward-looking statements other than as required by law.

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CRH plc will host an analysts' conference call at 08:30 BST on Wednesday, 26 April 2017 to discuss the Trading Update. To join this call please dial: +353 (0)1 2460271 using Conference Code 8549636#, User PIN *0 (further international numbers are available here). A recording of the conference call will be available on the Reports and Presentations page of the CRH website.
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Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold               Chief Executive

Senan Murphy                Finance Director

Frank Heisterkamp         Head of Investor Relations

Mark Cahalane               Group Director, Corporate Affairs

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company

(Registrant)

Date 26 April 2017

 By:___/s/Neil Colgan___

N.Colgan

Company Secretary